Exhibit 12.1

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges plus preference dividends and similar distributions:

	Year ended
Earnings (1)	31 Dec 2016	31 Dec 2015	31 Dec 2014 (4)	31 Dec 2013 (2) (3)(4)	31 Dec 2012 (2)(3) (4)

	£m	£m	£m	£m	£m
Profit (loss) profit before tax	3,888	1,644	1,762	415	(606)
Add: Share of losses / (profits) from joint ventures and associates	1	3	(32)	(43)	(28)
Add: Dividends received from joint ventures and associates	2	7	–	26	13
Add: Fixed charges	7,974	7,125	9,173	14,253	16,435
Earnings	11,865	8,779	10,903	14,651	15,814

Fixed charges

Interest expensed and capitalised (5)	7,880	7,047	9,080	14,144	16,331
Estimated interest included within rental expense (6)	94	78	93	109	104
Fixed charges	7,974	7,125	9,173	14,253	16,435

Preference dividends and similar distributions (7)	412	394	287	–	–

Combined fixed charges plus preference dividends and similar distributions	8,386	7,519	9,460	14,253	16,435

Ratios
Ratio of earnings to fixed charges	1.49	1.23	1.19	1.03	N/A

Ratio of earnings to combined fixed charges plus preference dividends and similar distributions	1.41	1.17	1.15	1.03	N/A

In the year ended 31 December 2012 earnings were inadequate to cover fixed charges by £621 million and to cover combined fixed charges plus preference dividends and similar distributions by £621 million.

Notes

(1)	For the purposes of these ratios, earnings consist of (loss) profit before tax, less the unremitted income of joint ventures and associates plus fixed charges. Unremitted income is calculated as the share of profits / losses from joint ventures and associates less dividends received.

(2)	Loss before tax for the year 2012 was restated in 2013 for the adoption of IAS 19 (Revised 2011) Employee Benefits.

(3)	Loss before tax for 2012 was restated in accordance with the transitional provisions of IFRS 10 Consolidated Financial Statements in 2013.

(4)	During 2013 and earlier years, there were no preference shares accounted for as equity; all preference shares in those years being accounted for as debt and therefore preference share dividends were already included within interest costs. As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends and similar distributions were the same in those years.

(5)	Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums and includes interest expense from the banking book included within “Interest and similar expense” as well as interest expense from the trading book included within “Other operating income”.

(6)	Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost. This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(7)	Preference dividends and similar distributions include interest payments (gross of tax relief received by the Group) on the Additional Tier 1 securities delivered on 7 April 2014, accounted for under other equity instruments. Interest payments are, however, discretionary and subject to certain restrictions. See Amendment No. 1 to Form F-4 dated 27 March 2014 for further information.